SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             AGRI BIO-SCIENCES, INC.
                     _______________________________________
                                (Name of Issuer)

                                  Common Stock
                     _______________________________________
                         (Title of Class of Securities)

                                    00849V106
                     _______________________________________
                                 (CUSIP Number)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 00849V106

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Vernon L. Medlin, M.D.


(2)      Check the Appropriate Box if a Member of a Group*             (a) ____

                                                                       (b) ____

(3)      SEC Use Only      ______________________________

(4)      Citizenship or Place of Organization

         United States of America

Number of shares beneficially owned by each reporting person with:

         (5)      Sole voting power                    568,000

         (6)      Shared voting power                           625,000

         (7)      Sole dispositive power                        568,000

         (8)      Shared dispositive power             625,000

         (9)      Aggregate amount beneficially
                  owned by each reporting person     1,193,000

(10)     Check   if   the   Aggregate   Amount   in  Row   (9)   Excludes
         Certain   Shares   (See   Instructions)
         __________________________________________________________

(11)     Percent of class represented by amount in Row (9)             10.5%

(12)     Type of reporting person (see instructions)                   IN


Item 1(a)         Name of issuer:

                  Agri Bio-Sciences, Inc.

Item 1(b)         Address of issuer's principal executive offices:

                  5211 Court of York, Houston, Texas 77069

Item 2(a)         Name of Person(s) Filing:

                  Vernon L. Medlin, M.D.

Item 2(b)         Address of Principal Business Office:

                  1242 Sandpiper, Corpus Christi, Texas 78412

Item 2(c)         Citizenship or Place of Organization:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number: 00849V106

Item 3            Not applicable.

Item 4 Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount Beneficially Owned:

                           1,193,000

                  (b)      Percent of class:

                           10.5%

                  (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                           568,000

                  (ii)     Shared power to vote or to direct the vote:

                           625,000

                  (iii) Sole power to dispose or to direct the disposition of:

                           568,000

                  (iv) Shared power to dispose or to direct the disposition of:

                           625,000

Item 5   Ownership  of Five  Percent or Less of a Class.  If this  statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7   Identification  and  Classification of the Subsidiary Which Acquired
                  the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8   Identification and Classification of Members of the Group.

         Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

         Not applicable.

         Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 9, 2000


                                               /s/ Vernon L. Medlin, M.D.
                                               Vernon L. Medlin, M.D.

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                      Note

     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.


                                    Attention

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).